Exhibit 99.1

Safe Bulkers, Inc. Sets Date for Second Quarter 2011 Results, Dividend

Announcement, Conference Call and Webcast

Earnings Release: Thursday, July 21, 2011, After Market Closes

Conference Call and Webcast: Friday, July 22, 2011 at 09:00 A.M. EDT

Athens, Greece - July 15, 2011 -- Safe Bulkers, Inc. (the Company) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it will release its results for the quarter ended June 30, 2011 after the market closes in New York on Thursday, July 21, 2011. The Company also expects to announce the declaration of a dividend for the second quarter 2011 at that time.

On Friday, July 22, 2011 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until July 29, 2011 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire 11 additional drybulk newbuild vessels to be delivered at various times through the 2014.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the

Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

30-32 Karamanli Avenue

Voula 16673

Athens, Greece

Tel.:

+30 (210) 899-4980

Fax:

+30 (210) 895-4159

E-Mail:

directors@safebulkers.com

Investor Relations / Media Contact:

Matthew Abenante

Investor Relations Advisor

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.:

(212) 661-7566

Fax:

(212) 661-7526

E-Mail:

safebulkers@capitallink.com